EXHIBIT 10.2

SECURITY AGREEMENT

THIS AGREEMENT, dated as of October 1, 2012, is made by and between **GFN MANUFACTURING CORPORATION**, a Delaware corporation ("Debtor"), and **WELLS FARGO BANK, NATIONAL ASSOCIATION** (with its participants, successors and assigns, "Wells Fargo").

Pursuant to a Credit and Security Agreement of even date herewith (as the same may be amended, supplemented or restated from time to time, the "Credit Agreement"), Wells Fargo may extend credit accommodations to **SOUTHERN FRAC, LLC**, a Texas limited liability company (the "Company").

As a condition to extending credit to the Company, Wells Fargo has required the execution and delivery of Debtor's Guaranty of even date herewith, guaranteeing the payment and performance of all obligations of the Company arising under or pursuant to the Credit Agreement (the "Guaranty").

As a further condition to extending credit to the Company under the Credit Agreement, Wells Fargo has required the execution and delivery of this Agreement by Debtor.

ACCORDINGLY, in consideration of the mutual covenants contained in the Credit Agreement, the Guaranty and herein, the parties hereby agree as follows:

1. Definitions. All terms defined in the recitals hereto and the Credit Agreement that are not otherwise defined herein shall have the meanings given them in the recitals and the Credit Agreement. All terms defined in the UCC and not otherwise defined herein have the meanings assigned to them in the UCC. In addition, the following terms have the meanings set forth below or in the referenced Section of this Agreement:

"Accounts" means all of Debtor's accounts, as such term is defined in the UCC, including each and every right of Debtor to the payment of money, whether such right to payment now exists or hereafter arises, whether such right to payment arises out of a sale, lease or other disposition of goods or other property, out of a rendering of services, out of a loan, out of the overpayment of taxes or other liabilities, or otherwise arises under any contract or agreement, whether such right to payment is created, generated or earned by Debtor or by some other Person who subsequently transfers such Person's interest to Debtor, whether such right to payment is or is not already earned by performance, and howsoever such right to payment may be evidenced, together with all other rights and interests (including all Liens) which Debtor may at any time have by law or agreement against any account debtor or other obligor obligated to make any such payment or against any property of such account debtor or other obligor; all including but not limited to all present and future accounts, contract rights, loans and obligations receivable, chattel papers, bonds, notes and other debt instruments, tax refunds and rights to payment in the nature of general intangibles.

"Collateral" means, whether now owned or existing or hereafter acquired or arising or in which Debtor now has or hereafter acquires any rights, all of Debtor's Accounts, chattel paper, deposit accounts, documents, Equipment, General Intangibles, goods, instruments, Inventory, Investment Property, letter-of-credit rights, letters of credit, all sums on deposit in any Collection Account, and any items in any Lockbox; together with (i) all substitutions and replacements for and products of any of the foregoing; (ii) in the case of all goods, all accessions; (iii) all accessories, attachments, parts, equipment and repairs now or hereafter attached or affixed to or used in connection with any goods; (iv) all warehouse receipts, bills of lading and other documents of title now or hereafter covering such goods; (v) all collateral subject to the Lien of

Wells Fargo; (vi) any money, or other assets of Debtor that now or hereafter come into the possession, custody, or control of Wells Fargo; and (vii) proceeds of any and all of the foregoing.

"Equipment" means all of Debtor's equipment, as such term is defined in the UCC, whether now owned or hereafter acquired, including but not limited to all present and future machinery, vehicles, furniture, fixtures, manufacturing equipment, shop equipment, office and recordkeeping equipment, parts, tools, supplies, and including specifically the goods described in any equipment schedule or list herewith or hereafter furnished to Wells Fargo by Debtor.

"Event of Default" has the meaning given in Section 6.

"General Intangibles" means all of Debtor's general intangibles, as such term is defined in the UCC, whether now owned or hereafter acquired, including all present and future Intellectual Property Rights, customer or supplier lists and contracts, manuals, operating instructions, permits, franchises, the right to use Debtor's name, and the goodwill of Debtor's business.

"Indebtedness" is used herein in its most comprehensive sense and means any and all advances, debts, obligations and liabilities of the Company to Wells Fargo, heretofore, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement at any time entered into by the Company with Wells Fargo, and whether the Company may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

"Intellectual Property Rights" means all actual or prospective rights arising in connection with any intellectual property or other proprietary rights, including all rights arising in connection with copyrights, patents, service marks, trade dress, trade secrets, trademarks, trade names or mask works.

"Inventory" means all of Debtor's inventory, as such term is defined in the UCC, whether now owned or hereafter acquired, whether consisting of whole goods, spare parts or components, supplies or materials, whether acquired, held or furnished for sale, for lease or under service contracts or for manufacture or processing, and wherever located.

"Investment Property" means all of Debtor's investment property, as such term is defined in the UCC, whether now owned or hereafter acquired, including but not limited to all securities, security entitlements, securities accounts, commodity contracts, commodity accounts, stocks, bonds, mutual fund shares, money market shares and U.S. Government securities.

"Lien" means any security interest, mortgage, deed of trust, pledge, lien, charge, encumbrance, title retention agreement or analogous instrument or device, including the interest of each lessor under any capitalized lease and the interest of any bondsman under any payment or performance bond, in, of or on any assets or properties of a Person, whether now owned or hereafter acquired and whether arising by agreement or operation of law.

"Permitted Liens" means (i) the Security Interest, (ii) covenants, restrictions, rights, easements and minor irregularities in title which do not materially interfere with Debtor's business or operations as presently conducted, and (iii) Liens in existence on the date hereof and described on Exhibit C hereto.

"Security Interest" has the meaning given in Section 2.

"UCC" means the Uniform Commercial Code as in effect from time to time in the State of Texas.

2.   Security Interest. Debtor hereby grants Wells Fargo a security interest (the "Security Interest") in the Collateral to secure payment of the Indebtedness.

3.   Representations, Warranties and Agreements. Debtor hereby represents, warrants and agrees as follows:

(a)   **Title**. Debtor (i) has absolute title to each item of Collateral in existence on the date hereof, free and clear of all Liens except the Permitted Liens, (ii) will have, at the time the Debtor acquires any rights in Collateral hereafter arising, absolute title to each such item of Collateral free and clear of all Liens except Permitted Liens, (iii) will keep all Collateral free and clear of all Liens except Permitted Liens, and (iv) will defend the Collateral against all claims or demands of all Persons other than Wells Fargo and the holders of Permitted Liens. Debtor will not sell or otherwise dispose of the Collateral or any interest therein, outside the ordinary course of business, without the prior written consent of Wells Fargo.

(b)   **Chief Executive Office; Identification Number**. Debtor's chief executive office and principal place of business is located at the address set forth under its signature below. Debtor's federal employer identification number and organization identification number is correctly set forth under its signature below.

(c)   **Location of Collateral**. As of the date hereof, the tangible Collateral is located only in the states and at the address, as identified on Exhibit A attached hereto. The Debtor will not permit any tangible Collateral to be located in any state (and, if county filing is required, in any county) in which a financing statement covering such Collateral is required to be, but has not in fact been, filed in order to perfect the Security Interest.

(d)   **Changes in Name, Constituent Documents, Location**. Debtor will not change its name, Constituent Documents, or jurisdiction of organization, without the prior written consent of Wells Fargo. Debtor will not change its business address, without prior written notice to Wells Fargo.

(e)   **Fixtures**. Debtor will not permit any tangible Collateral to become part of or to be affixed to any real property without first assuring to the reasonable satisfaction of Wells Fargo that the Security Interest will be prior and senior to any Lien then held or thereafter acquired by any mortgagee of such real property or the owner or purchaser of any interest therein. If any part or all of the tangible Collateral is now or will become so related to particular real estate as to be a fixture, the real estate concerned and the name of the record owner are accurately set forth in Exhibit B hereto.

(f)   **Rights to Payment**. Each right to payment and each instrument, document, chattel paper and other agreement constituting or evidencing Collateral is (or will be when arising, issued or assigned to Wells Fargo) the valid, genuine and legally enforceable obligation, subject to no defense, setoff or counterclaim (other than those arising in the ordinary course of business), of the account debtor or other obligor named therein or in Debtor's records pertaining thereto as being obligated to pay such obligation. Debtor will neither agree to any material modification or amendment nor agree to any forbearance, release or cancellation of any such obligation, and will not subordinate any such right to payment to claims of other creditors of such account debtor or other obligor.

(g) **Commercial Tort Claims**. Promptly upon knowledge thereof, Debtor will deliver to Wells Fargo notice of any commercial tort claims it may bring against any Person, including the name and address of each defendant, a summary of the facts, an estimate of Debtor's damages, copies of any complaint or demand letter submitted by Debtor, and such other information as Wells Fargo may request. Upon request by Wells Fargo, Debtor will grant Wells Fargo a security interest in all commercial tort claims it may have against any Person.

(h) **Miscellaneous Covenants**. Debtor will:

(i) keep all tangible Collateral in good repair, working order and condition, normal depreciation excepted, and will, from time to time, replace any worn, broken or defective parts thereof;

(ii) promptly pay all taxes and other governmental charges levied or assessed upon or against any Collateral or upon or against the creation, perfection or continuance of the Security Interest;

(iii) at all reasonable times, permit Wells Fargo or its representatives to examine or inspect any Collateral, wherever located, and to examine, inspect and copy Debtor's books and records pertaining to the Collateral and its business and financial condition and to send and discuss with account debtors and other obligors requests for verifications of amounts owed to Debtor;

(iv) keep accurate and complete records pertaining to the Collateral and pertaining to Debtor's business and financial condition and submit to Wells Fargo such periodic reports concerning the Collateral and Debtor's business and financial condition as Wells Fargo may from time to time reasonably request;

(v) promptly notify Wells Fargo of any loss of or material damage to any Collateral or of any adverse change, known to Debtor, in the prospect of payment of any sums due on or under any instrument, chattel paper, or account constituting Collateral;

(vi) if Wells Fargo at any time so requests (after the occurrence of an Event of Default), promptly deliver to Wells Fargo any instrument, document or chattel paper constituting Collateral, duly endorsed or assigned by Debtor;

(vii) at all times keep all tangible Collateral insured against risks of fire (including so-called extended coverage), theft, collision (in case of Collateral consisting of motor vehicles) and such other risks and in such amounts as Wells Fargo may reasonably request, with any such policies containing a lender loss payable endorsement acceptable to Wells Fargo;

(viii) from time to time authorize or execute such financing statements as Wells Fargo may reasonably require in order to perfect the Security Interest and, if any Collateral consists of a motor vehicle, execute such documents as may be required to have the Security Interest properly noted on a certificate of title;

(ix) pay when due or reimburse Wells Fargo on demand for all costs of collection of any of the Indebtedness and all other out-of-pocket expenses (including in each case all reasonable attorneys' fees) incurred by Wells Fargo in connection with the creation, perfection, satisfaction, protection, defense or enforcement of the Security Interest or the creation, continuance, protection, defense or enforcement of this Agreement or any or all of the Indebtedness, including expenses incurred in any litigation or bankruptcy or insolvency proceedings;

(x)   authorize, execute, deliver or endorse any and all instruments, documents, assignments, security agreements and other agreements and writings which Wells Fargo may at any time reasonably request in order to secure, protect, perfect or enforce the Security Interest and Wells Fargo's rights under this Agreement; and

(xi)   not use or keep any Collateral, or permit it to be used or kept, for any unlawful purpose or in violation of any federal, state or local law, statute or ordinance.

(i)   **Wells Fargo's Right to Take Action**. Debtor authorizes Wells Fargo to file from time to time where permitted by law, such financing statements against collateral described as "all personal property" or "all assets" as Wells Fargo deems necessary or useful to perfect the Security Interest. Debtor will not amend any financing statements in favor of Wells Fargo except as permitted by law. Further, if Debtor at any time fails to perform or observe any agreement contained in Section 3(h), and if such failure continues for a period of ten (10) days after Wells Fargo gives Debtor written notice thereof (or, in the case of the agreements contained in clauses (vii) and (viii) of Section 3(h), immediately upon the occurrence of such failure, without notice or lapse of time), Wells Fargo may (but need not) perform or observe such agreement on behalf and in the name, place and stead of Debtor (or, at Wells Fargo's option, in Wells Fargo's own name) and may (but need not) take any and all other actions which Wells Fargo may reasonably deem necessary to cure or correct such failure (including, without limitation the payment of taxes, the satisfaction of security interests, liens, or encumbrances, the performance of obligations under contracts or agreements with account debtors or other obligors, the procurement and maintenance of insurance, the execution of financing statements, the endorsement of instruments, the qualification and licensing of Debtor to do business in any jurisdiction, and the procurement of repairs or transportation); and, except to the extent that the effect of such payment would be to render any loan or forbearance of money usurious or otherwise illegal under any applicable law, Debtor shall thereupon pay Wells Fargo on demand the amount of all moneys expended and all costs and expenses (including reasonable attorneys' fees) incurred by Wells Fargo in connection with or as a result of Wells Fargo's performing or observing such agreements or taking such actions, together with interest thereon from the date expended or incurred by Wells Fargo at the highest rate then applicable to any of the Indebtedness. To facilitate the performance or observance by Wells Fargo of such agreements of Debtor, Debtor hereby irrevocably appoints (which appointment is coupled with an interest) Wells Fargo, or its delegate, as the attorney-in-fact of Debtor with the right (but not the duty) from time to time to create, prepare, complete, execute, deliver, endorse or file, in the name and on behalf of Debtor, any and all instruments, documents, financing statements, applications for insurance and other agreements and writings required to be obtained, executed, delivered or endorsed by Debtor under this Section 3 and Section 4.

4.   Rights of Wells Fargo. At any time and from time to time, whether before or after an Event of Default, Wells Fargo may take any or all of the following actions:

(a)   **Account Verification**. Wells Fargo may at any time and from time to time send or require Debtor to send requests for verification of accounts or notices of assignment to account debtors and other obligors. Wells Fargo may also at any time and from time to time telephone account debtors and other obligors to verify accounts.

(b)   **Collection Account**. Wells Fargo may establish a collateral account for the deposit of checks, drafts and cash payments made by Debtor's account debtors. If a collateral account is so established, Debtor shall promptly deliver to Wells Fargo, for deposit into said collateral account, all payments on Accounts and chattel paper received by it. All such payments shall be delivered to Wells Fargo in the form received (except for Debtor's endorsement where necessary). Until so deposited, all payments on Accounts and chattel paper received by Debtor shall be held in trust by Debtor for and as the property of Wells Fargo and shall not be commingled with any funds or property of Debtor. All deposits in said collateral account shall constitute proceeds of Collateral and shall not constitute payment of any Obligation. Unless otherwise agreed in writing, Debtor shall have no right to withdraw amounts on deposit in any collateral account.

(c)   **Lockbox**. Wells Fargo may, by notice to Debtor, require Debtor to direct each of its account debtors to make payment directly to a special lockbox to be under the control of Wells Fargo. Debtor hereby authorizes and directs Wells Fargo to deposit all checks, drafts and cash payments received in said lockbox into the collateral account established as set forth above.

(d)   **Direct Collection**. Wells Fargo may notify any account debtor, or any other Person obligated to pay any amount due, that such chattel paper, Account, or other right to payment has been assigned or transferred to Wells Fargo for security and shall be paid directly to Wells Fargo. At any time after Wells Fargo or Debtor gives such notice to an account debtor or other obligor, Wells Fargo may (but need not), in its own name or in Debtor's name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such chattel paper, Account, or other right to payment, or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligations (including collateral obligations) of any such account debtor or other obligor.

5.   Assignment of Insurance. Debtor hereby assigns to Wells Fargo, as additional security for the payment of the Indebtedness, any and all moneys (including but not limited to proceeds of insurance and refunds of unearned premiums) due or to become due under, and all other rights of Debtor under or with respect to, any and all policies of insurance covering the Collateral, and Debtor hereby directs the issuer of any such policy to pay any such moneys directly to Wells Fargo. After the occurrence of an Event of Default, Wells Fargo may (but need not), in its own name or in Debtor's name, execute and deliver proofs of claim, receive all such moneys, endorse checks and other instruments representing payment of such moneys, and adjust, litigate, compromise or release any claim against the issuer of any such policy.

6.   Events of Default. Each of the following occurrences shall constitute an event of default under this Agreement (herein called "Event of Default"): (i) an Event of Default shall occur under the Credit Agreement; or (ii) Debtor shall fail to pay any or all of the Indebtedness when due or (if payable on demand) on demand; or (iii) Debtor shall fail to observe or perform any covenant or agreement herein binding on it.

7.   Remedies upon Event of Default. Upon the occurrence of an Event of Default and at any time thereafter, Wells Fargo may exercise any one or more of the following rights and remedies: (i) declare all unmatured Indebtedness to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand; (ii) exercise and enforce any or all rights and remedies available upon default to a secured party under the UCC, including but not limited to the right to take possession of any Collateral, proceeding without judicial process or by judicial process (without a prior hearing or notice thereof, which Debtor hereby expressly waives), and the right to sell, lease or otherwise dispose of any or all of the Collateral, and in connection therewith, Wells Fargo may require Debtor to make the Collateral available to Wells Fargo at a place to

be designated by Wells Fargo which is reasonably convenient to both parties, and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given (in the manner specified in Section 9) at least ten (10) days prior to the date of intended disposition or other action; (iii) exercise or enforce any or all other rights or remedies available to Wells Fargo by law or agreement against the Collateral, against Debtor or against any other Person or property. Wells Fargo is hereby granted a nonexclusive, worldwide and royalty-free license to use or otherwise exploit all Intellectual Property Rights owned by or licensed to Debtor that Wells Fargo deems necessary or appropriate to the disposition of any Collateral.

8.   Other Personal Property. Unless at the time Wells Fargo takes possession of any tangible Collateral, or within seven (7) days thereafter, Debtor gives written notice to Wells Fargo of the existence of any goods, papers or other property of Debtor, not affixed to or constituting a part of such Collateral, but which are located or found upon or within such Collateral, describing such property, Wells Fargo shall not be responsible or liable to Debtor for any action taken or omitted by or on behalf of Wells Fargo with respect to such property.

9.   Notices; Requests for Accounting. All notices and other communications hereunder shall be in writing and shall be (a) personally delivered, (b) sent by first class United States mail, (c) sent by overnight courier of national reputation, or (d) transmitted by telecopy, in each case addressed or telecopied to the party to whom notice is being given at its address or telecopier number as set forth below its signature or, as to each party, at such other address or telecopier number as may hereafter be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section. All such notices, requests, demands and other communications shall be deemed to have been given on (i) the date received if personally delivered, (ii) when deposited in the mail if delivered by mail, (iii) the date sent if sent by overnight courier, or (iv) the date of transmission if delivered by telecopy. All requests under Section 9-210 of the UCC (i) shall be made in a writing signed by an authorized Person, (ii) shall be personally delivered, sent by registered or certified mail, return receipt requested, or by overnight courier of national reputation (iii) shall be deemed to be sent when received by Wells Fargo and (iv) shall otherwise comply with the requirements of Section 9-210. Debtor requests that Wells Fargo respond to all such requests which on their face appear to come from an authorized individual and releases Wells Fargo from any liability for so responding. Debtor shall pay Wells Fargo the maximum amount allowed by law for responding to such requests.

10.   Miscellaneous. This Agreement has been duly and validly authorized by all necessary corporate action. This Agreement does not contemplate a sale of accounts, or chattel paper. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Wells Fargo, and, in the case of amendment or modification, in a writing signed by Debtor. A waiver signed by Wells Fargo shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Wells Fargo's rights or remedies. All rights and remedies of Wells Fargo shall be cumulative and may be exercised singularly or concurrently, at Wells Fargo's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. Wells Fargo's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Wells Fargo exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Wells Fargo need not otherwise preserve, protect, insure or care for any Collateral. Wells Fargo shall not be obligated to preserve any rights Debtor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. This Agreement shall be binding upon and inure to the benefit of Debtor and Wells Fargo and their respective successors and assigns and shall take effect when signed by Debtor and delivered to Wells

Fargo, and Debtor waives notice of Wells Fargo's acceptance hereof. Wells Fargo may execute this Agreement if appropriate for the purpose of filing, but the failure of Wells Fargo to execute this Agreement shall not affect or impair the validity or effectiveness of this Agreement. A carbon, photographic or other reproduction of this Agreement or of any financing statement signed by Debtor shall have the same force and effect as the original for all purposes of a financing statement. This Agreement shall be governed by and construed in accordance with the substantive laws (other than conflict laws) of the State of Texas. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Indebtedness. The parties hereto hereby (i) consent to the personal jurisdiction of the state and federal courts located in the State of Texas in connection with any controversy related to this Agreement; (ii) waive any argument that venue in any such forum is not convenient, (iii) agree that any litigation initiated by Wells Fargo or Debtor in connection with this Agreement or the other Loan Documents may be venued in either the state or federal courts located in Dallas County, Texas; and (iv) agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11. **THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS AGREEMENT.**

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ James Campbell
Name: James Campbell
Title: Authorized Signatory

Address:

14241 Dallas Parkway, Suite 900
Dallas, Texas 75254
Attention: Ron Zeiber

GFN MANUFACTURING CORPORATION

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title: Secretary

Address:

39 East Union Street
Pasadena, California 91103
Attention: Christopher Wilson

FEIN: 45-5608083

EXHIBIT A

LOCATION OF COLLATERAL

1.   1805 Howard Rd.
         Waxahachie, Texas 75165

2.   200 Howard Rd.
         Waxahachie, Texas 75165

EXHIBIT B

LEGAL DESCRIPTION

Not applicable.

EXHIBIT C

PERMITTED LIENS

The liens securing the obligations of Southern Frac, LLC under the GFN Mfg. Subordinated Debt.